KILEY PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	176,841
Accounts receivable - clearing broker		241,649
Accounts receivable - other broker		119
Property and equipment, net of accumulated depreciation of 45,800		17,425
Deposit with clearing broker		730,000
Securities owned, at estimated fair value		422,600
Other assets		12,112
Total Assets	$	1,600,746

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable		24,399
Accrued expenses		116,395
Payable to clearing broker		442,516
Due to related party		7,335
Total Liabilities		590,645
STOCKHOLDER'S EQUITY		
Common stock, no par value, 2,000 shares authorized, 100 shares issued and outstanding		-
Retained earnings		1,010,101
Total Stockholder's Equity		1,010,101
Total Liabilities and Stockholder's Equity	$	1,600,746

See accompanying notes.